

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Rick L. Wessel
Chief Executive Officer
FirstCash Holdings, Inc.
1600 West 7th Street
Fort Worth, TX 76102

      Re: FirstCash Holdings, Inc.
           Registration Statement on Form S-3
           Filed September 2, 2022
           File No. 333-267274

Dear Mr. Wessel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Kyle Healy